CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, British Columbia

V6C 1E1

Tel. No. (604) 685-9700

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of CANARC RESOURCE CORP. (the "Company") will be held at the Terminal City Club, Atkins Room, 837 West Hastings Street, Vancouver, B.C. V6C 1B6, on Tuesday, May 31, 2005 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.

To receive the Report of the Directors to the Members.

2.

To receive and consider the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2004, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3.

To elect directors to hold office until the close of the next Annual General Meeting.

4.

To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

5.

To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

6.

To consider and, if thought fit, approve to increase the maximum aggregate number of common shares of the Company which may be issued upon the exercise of stock options granted under the Company’s 1996 Stock Option Plan, subject to regulatory approval.

7.

To consider and, if thought fit, to approve, with or without amendment, an ordinary resolution whereunder the Company approves, ratifies and adopts a Shareholder Rights Plan Agreement, dated for reference April 30, 2005, between the Company and Computershare Trust Company of Canada, as more fully set forth in the Information Circular of the Company accompanying this Notice and confirming the actions of the directors in executing documentation pertaining thereto by and on behalf of the Company.

8.

To consider and, if thought fit, to approve, with or without amendment, a special resolution whereunder the Notice of Articles, once filed, be altered to remove the application of the “Pre-Existing Company Provisions”, as set forth in Table 3 of the Business Corporations Regulations under the Business Corporations Act (British Columbia).

9.

To consider and, if thought fit, to approve, with or without amendment, a special resolution to change the authorized capital to an unlimited number of common shares without par value.

10.

To consider, and, if thought fit, to approve, with or without amendment, a special resolution to authorize the replacement of the existing Articles of the Company with an entirely new set of Articles which comply with the Business Corporations Act (British Columbia).

11.

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to May 31, 2005 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on April 26, 2005 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 26th day of April, 2005.

BY ORDER OF THE BOARD

CANARC RESOURCE CORP.

"Bradford J. Cooke"

Bradford J. Cooke, President

PROXY

Type of Meeting:

Annual and Extraordinary General Meeting

Name of Company:

Canarc Resource Corp. (the "Company")

Meeting Date:

May 31, 2005

Meeting Time:

10:00 a.m. (Vancouver time)

Meeting Location:

Terminal City Club, Atkins Room, 837 West Hastings Street, Vancouver, B.C. V6C 1B6

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, Bradford J. Cooke, a director of the Company, or failing this person, Stewart L. Lockwood, an officer of the Company (the “Management Appointees”), or in the place of the Management Appointees, ____________________________________ (please print name) as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of auditor		N/A
2.	Remuneration to be paid to the auditor			N/A
3.	Amendments to incentive stock option plan			N/A
4.	For election as a director
	Bradford J. Cooke		N/A
	Chris Theodoropoulos		N/A
	Derek Bullock		N/A
	Leonard Harris		N/A
	William Price		N/A
5.	Shareholder Rights Plan			N/A
6.	Removal of Pre-Existing Company Provisions			N/A
7.	Increase of authorized capital			N/A
8.	Replacement of Company’s Articles			N/A

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the ........ day of ..............................., 200.....
Signature of member: ..................................................................................................
Name of member: ........................................................................................................ (please print clearly)

(Continued on reverse)

NOTES:

1.

A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation.  If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument.  If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Computershare Trust Company of Canada.

2.

A proxy to be effective must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

3.

If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

(a)

sign, date and return the proxy form.  Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote; or

(b)

appoint a person (who need not be a member of the Company) other than the Management Appointees by crossing off the names of the Management Appointees, inserting the appointed proxyholder’s name in the space provided, then signing, dating and returning the proxy form.  Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member’s appointed proxyholder.

4.

If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

(a)

if the member is registered on the register of Members, record his attendance with the Company’s scrutineers at the Meeting; or

(b)

if the member’s securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member’s own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1.

The shares represented by this proxy may be voted “for” or “against” all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2.

By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for KPMG LLP as auditor.  By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of KPMG LLP as auditor, as the case may be. Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.

CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, British Columbia

V6C 1E1

MANAGEMENT INFORMATION CIRCULAR

As at April 26, 2005

unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of CANARC RESOURCE CORP. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the " Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)

in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)

in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management.  A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)

STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)

BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting.  As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.   Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a)

any director or senior officer of the Company since the commencement of the Company's last completed financial year;

(b)

any proposed nominee for election as a director of the Company; and

(c)

any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, management’s discussion and analysis & ADDITIONAL INFORMATION

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue  100,000,000 Common Shares without par value (the "Common Shares").  As of April 26, 2005, 58,525,115 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.  The directors of the Company fixed April 26, 2005 as the record date for the determination of the shareholders entitled to vote at the Annual and Special General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
William Price	6,248,000 Common	10.68%

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect  five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by vote of security holder, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Bradford J. Cooke(4) British Columbia, Canada	President and Chief Executive Officer of Canarc Resource Corp.	President, Chief Executive Officer and Director since Jan. 22, 1987	580,480
Chris Theodoropoulos(4) British Columbia, Canada	Associate Counsel, Getz Prince Wells LLP	Director since March 12, 1996	Nil
Derek Bullock Ontario, Canada	President, Delitova Corporation	Director since March 12, 1996	5
Leonard Harris(4) Colorado, U.S.A.	Retired	Director since June 5, 2001	200,000
William Price California, U.S.A. Proposed Nominee	Retired; Chairman of William L. Price Charitable Foundation; Formerly Chairman, CEO and Chief Investment Officer of RCM Capital Management LLC (formerly Dresdner RCM Global Investors LLC); Formerly Global Equity Chief Investment Officer of Allianz Global Investors AG	N/a	6,248,000

(1)

The term of office of the directors will expire at the Company’s next Annual General Meeting.

(2)

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3)

Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4)

Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a)

Summary of General Requirements

An Incentive Stock Option Plan (the “Plan”) was created by the Company in June 1993 and revised in October 1994, May 1996, May 1998 and June 2000.  See (d), below for a proposal to revise the Plan.  The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares.  The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry.  It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

The Plan complies with the rules set forth for such plans by The TSX Toronto Stock Exchange (the "TSE") and provides for the issuance of options to directors, officers employees, and consultants of the Company and its subsidiaries to purchase common shares of the Company.  The stock options are issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding ten years, or such lesser period as may be determined by the Board.

The purchase price per common share for any option granted under the Plan shall be based on the “fair market value”, defined as being not less than the 5-day average of the high and low trading prices of the Company’s shares on the TSE ending on the trading day immediately preceding the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the TSE, which provides, in addition to other matters, that all options granted shall be non-assignable and no financial assistance will be provided with respect to the exercise of stock options.

The Company presently does not have a share purchase plan, however, under the Plan, it can, if approved by the Board, grant stock appreciation rights with their valuation based on the “fair market value” (as set out above).  Options granted may have a vesting period as required by the Board on a case by case basis.  In no event shall the aggregate number of shares reserved for issuance pursuant to stock options granted to any one optionee exceed 5% of the Outstanding Issued.

In the event that an optionee ceases to be an “Eligible Person” (as defined in the Plan) for any reason other than death, then such optionee has 30 days within which to exercise any option not exercised prior to the date of ceasing to be an Eligible Person.  This termination provision will apply regardless of whether the optionee was dismissed with or without cause and regardless of whether the optionee received compensation in respect of dismissal or is entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the optionee.  In the event of the death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate.

The Plan requires shareholder approval for any amendment to increase the fixed number of shares issuable under the Plan.

The Plan also contains the following restrictions:

(i)

the number of shares reserved for issuance pursuant to stock options granted to insiders and their associates may not exceed 10% of the number of Common Shares outstanding at the time of the grant, excluding any Common Shares issued on the exercise of stock options within the previous twelve months (such number of Common Shares being referred to as the ‘‘Outstanding Issued’’);

(ii)

the issuance to insiders and their associates, within a one-year period, of Common Shares pursuant to share compensation arrangements which may not exceed 10% of the Outstanding Issued;

(iii)

the issuance to any one insider and such insider’s associates, within a one-year period, of shares pursuant to share compensation arrangements which may not exceed 5% of the Outstanding Issued; and

(iv)

a reduction in the exercise price, or an extension of the term, of options granted to an Insider is not allowed.

The removal or amendment of the foregoing restrictions would require an affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Company excluding the votes of Insiders.

The full text of the Plan can be reviewed at the Registered and Record Office of the Company at 1040- 999 West Hastings Street, Vancouver, B.C., V6C 2W2

(b)

Granting of Options

During the most recently completed financial year (January 1, 2004 to December 31, 2004) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consider-ation received for Options	Exercise Price Per Share	Expiry Date
Christopher Theodoropoulos	September 7/04	100,000	Nominal	$0.70	September 7/09
Derek Bullock	September 7/04	100,000	Nominal	$0.70	September 7/09
Leonard Harris	September 7/04	100,000	Nominal	$0.70	September 7/09
Stephen Macklem	September 7/04	250,000(2)	Nominal	$0.70	September 7/09
Stephen Macklem	September 7/04	250,000	Nominal	$0.70	September 7/09
Bradford Cooke	October 25/04	100,000	Nominal	$0.70	October 25/09
Philip Yee	February 17/04	50,000	Nominal	$1.00	February 17/09
Stephen Peck(1)	February 17/04	50,000	Nominal	$1.00	March 30,2005
Bradford J. Cooke	February 17/04	100,000	Nominal	$1.00	February 17/09
Christopher Theodoropoulos	February 17/04	50,000	Nominal	$1.00	February 17/09
Derek Bullock	February 17/04	50,000	Nominal	$1.00	February 17/09
Leonard Harris	February 17/04	50,000	Nominal	$1.00	February 17/09

(1)

Deceased March 30, 2004.  As per the Stock Option Plan, all or any of the Common Shares covered by the Option may be purchased by the legal representatives of the Optionee, or by the person or persons to whom the rights of the Optionee have passed by will or the laws of devolution or distribution and descent, prior to one (1) year after the date of the death of the Optionee.

(2)

Vested options - These options were granted to Stephen Macklem as compensation for his time to be spent enhancing shareholder value. These options will not be exercisable until the market price of the Company’s shares closes above $1.25 per share on the TSX Toronto Stock Exchange for 30 consecutive business days.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c)

Exercise of Options

The following are particulars of incentive stock options exercised (or cancelled in lieu of share appreciation rights (SAR shares)) by the directors and other insiders of the Company during the Financial Period, based on information furnished to the Company by the nominees:

No. of Options	Exercise Price Per Share	Date of Exercise	Closing Price(1) per Share on Exercise Date	Aggregate Net Value (2)
150,000	$0.17	October 29, 2004	$0.63	$69,000
10,000	$0.34	April 14, 2004	$0.98	$6,400
50,000	$0.34	February 5, 2004	$0.89	$27,500
25,000	$0.52	April 21, 2004	$0.91	$9,750
100,000	$0.52	June 7, 2004	$1.00	$48,000
25,000	$0.52	June 10, 2004	$1.00	$12,000

(1)

Aggregate net value represents the market value at exercise, (based on the Closing Price) less the exercise price at the date of exercise.

(d)

Summary of Number of Securities under Option

In summary:

(i)

incentive stock options to purchase a total of 1,500,000 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of  1,300,000 common shares were granted to insiders.

(ii)

As at the date hereof, incentive stock options to purchase up to a total of 5,179,000 common shares are outstanding (8.85 % of the Company’s current issued and outstanding share capital), of which options to purchase up to a total of 4,299,000 shares pertain to insiders (7.35 % of the Company’s current issued and outstanding share capital); and

(iii)

As at the date hereof, the Closing Reserve Balance of the Plan was incentive stock options to purchase up to a total of 5,696,450 common shares are outstanding (9.73 % of the Company’s current issued and outstanding share capital).

(e)

Ordinary Resolution to Increase Common Shares Issuable Under the Plan (All numbers are as of “Record Date”)

Management of the Company believes that the Company’s Stock Option Plan (the “Plan”) is a critical component of the Company’s executive compensation arrangements and an incentive to employees.  In order to accommodate a greater number of eligible employees in the Plan and to provide incentives to eligible employees, it is desirable to increase the maximum aggregate number of Common Shares which may currently be reserved for issuance under the Plan (the “Closing Reserve Balance”) from its current total of approximately 5,696,450 shares to 11,696,450 shares.  This increase would reset the percentage of shares in the Closing Reserve Balance back to its original percentage of approximately 20% of the Common Shares outstanding.  The increase in the amount of shares reserved for issuance under the Plan would total 6,000,000 shares and require the approval of the TSE.  Stock options granted under the Plan and currently outstanding total 5,179,000 common share options.

At the Meeting, shareholders will be asked to approve an increase in the maximum aggregate number of Common Shares which may currently be reserved for issuance under the Plan (the “Closing Reserve Balance”) from its current total of approximately 5,696,450 to 11,696,450 shares.  In order to be approved, this ordinary resolution must be passed by a majority of votes cast at the Meeting and must receive regulatory approval.

In the absence of instructions to the contrary, the management nominees named in the enclosed proxy intend to vote in favour of the resolution to increase the maximum aggregate number of Common Shares which may be issued upon the exercise of stock options granted under the Plan.

SHAREHOLDER RIGHTS PLAN

The Shareholder Rights Plan Agreement provides that it will terminate unless it is confirmed by a resolution passed at the meeting by a majority of the votes cast.  At the meeting, shareholders will be asked to adopt a resolution confirming the Shareholder Rights Plan.

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company.  It is not intended to deter take-over bids.  Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain.  After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur.  As with most public companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares.  Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders.  Such acquisition of control would probably be an effective deterrent to other potential offerors.  The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction.  Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan.

General

The rights will be issued pursuant to a shareholder rights plan agreement dated and effective April 30, 2005, between the Company and Computershare Trust Company of Canada as the rights agent.  Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of $50.00 Cdn. per share, subject to adjustments, at any time after the separation time (defined below).  However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time.  "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)

It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)

Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)

If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date.  The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the board of directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of Common Shares.  The board of directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company's share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

Amendments

Term

The text of the ordinary resolution, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

"BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the Shareholder Rights Plan Agreement, dated for reference April 30, 2005, between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated as at April 26, 2005, be and it is hereby approved, ratified and confirmed."

A copy of the Shareholder Rights Plan Agreement will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to May 31, 2005 being the date of the Meeting, and at the Meeting.

TRANSITION UNDER THE BUSINESS CORPORATIONS ACT

(BRITISH COLUMBIA)

Background

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “BCBCA”) replaced the previous Company Act (British Columbia) (the “Old Act”).  As a consequence, all British Columbia companies are now governed under the BCBCA.  The BCBCA modernizes and streamlines company law in British Columbia and represents an improvement over the Old Act.

Some Key Differences between the Old Act and the BCBCA

•

The BCBCA permits an unlimited authorized share capital, and shares may be created with or without par value.  The old Act required that the authorized capital be fixed at a number approved by the shareholders.

•

There are no residency requirements for directors under the BCBCA. The Old Act required that at least one director be a resident of British Columbia, and that a majority of the directors be resident in Canada.

•

Special Resolutions of shareholders may now be passed by a minimum of a two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.

•

General meetings may now be held outside British Columbia if the location is approved by resolution of the directors. Under the Old Act, a general meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies (the “Registrar”) to hold the general meeting elsewhere.

•

The requirement for public companies to publish advance notice of election of directors has been removed under the BCBCA.

•

The BCBCA provides for shareholder proposals to be made at general meetings. Generally, shareholders holding at least 1% of the voting shares may submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the Company.

•

Under the BCBCA, dividends may be declared out of profits, capital or otherwise. As well, the BCBCA does not automatically make directors liable to the Company for the declaration of dividends while the Company is insolvent.

•

The BCBCA does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders. Under the Old Act, the offer was required to be made pro-rata.

•

the BCBCA permits a company to indemnify its directors without court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended.  Defense costs may also be advanced by a company in certain cases.

•

All filings with the Registrar under the BCBCA must be made electronically, compared with paper filings required under the Old Act.

•

Directors’ and shareholders’ meetings may be held by any form of communications medium permitted under the Articles, including internet chat lines and telephones. In addition, directors’ consent resolutions may be passed in the manner provided under the Articles, including e-mail.

•

A company may provide financial assistance in connection with the purchase of its shares under the BCBCA, which was not permitted under the Old Act.

•

A company may, in limited circumstances, amalgamate with a foreign company under the BCBCA, without the requirement to first continue the second company into British Columbia. Amalgamations no longer require court approval, although court approval may still be requested.

Companies must transition under the BCBCA

Every British Columbia company must transition under the BCBCA within two years from the coming into force of the BCBCA. Companies that have not completed the transition cannot complete various corporate actions, including capital alterations and name changes.

In order to transition to the BCBCA, a pre-existing British Columbia company must file a Transition Application with the Registrar. The Transition Application also contains a “Notice of Articles” which, on filing, will replace the Company’s Memorandum. Once transitioned, the Company will no longer have a Memorandum. The Notice of Articles will set out, amongst other things, the corporate name, the authorized share structure of the Company and the names and addresses of the directors. The Board of Directors has approved the filing of a Transition Application. This is the first step under the mandatory transition to the BCBCA.

Under the BCBCA, a pre-existing British Columbia company is not required to change its Articles. However, most public companies will likely wish to do so in order to take advantage of the more permissive provisions of the BCBCA.

Resolutions Relating to the BCBCA that are proposed to be passed at the Meeting

(a)

Removal of Pre-Existing Company Provisions

Under the BCBCA, the Notice of Articles to be adopted by the Company must indicate that certain “Pre-Existing Company Provisions” or “PCPs” continue to apply to the Company unless such provisions are removed with the approval of the shareholders by way of special resolution.  Until removed, the PCPs will impose the following provisions relevant to the Company.

•

The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders.  This is the majority that was required under the Old Act.  The BCBCA allows a special resolution to be passed by a minimum of a two-thirds vote.  The Company is proposing to reduce the requisite majority to pass a special resolution to two-thirds of the shares voted at a properly constituted meeting of shareholders; and

•

A repurchase or redemption of shares can only be offered pro-rata to all shareholders.  The provision was required under the Old Act, and has been removed under the BCBCA.  The Company is proposing to remove this requirement.

The Board of Directors of the Company proposes to remove the PCPs in connection with the adoption of a new form of Articles that incorporates provisions permitted under the BCBCA.  The removal of the PCPs requires the affirmative vote of not less than 75% of the votes cast at the Meeting, present in person or by proxy.  Accordingly, the Company’s shareholders will be asked to consider and, if thought fit, to approve, with or without amendment, a special resolution substantially in the form set forth below:

“BE IT RESOLVED, as a special resolution, that:

(a)

the Pre-Existing Company Provisions set forth in Table 3 of the Business Corporations Regulations under the Business Corporations Act (British Columbia) are hereby removed and no longer apply to the Company;

(b)

any director of the Company is authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

(b)

Increase of Authorized Capital

As now permitted by the BCBCA, the Company proposes to alter its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.  The directors believe that limiting the authorized capital has no practical benefit to the Company and may delay and add cost to future capital raising activities of the Company.  The BCBCA recognized that companies should not be required to place limitations on their authorized capital and, accordingly, the ability to maintain an unlimited authorized capital is one of the advantages offered by the BCBCA.

The Board of Directors proposes to increase the authorized capital to an unlimited number of common shares without par value.  The resolution to increase the authorized capital must be passed by not less than 75% of the votes cast by the shareholders present in person or by proxy.  Accordingly, the Company’s shareholders will be asked to consider and, if thought fit, approve, with or without amendment, a special resolution, substantially in the form set forth below:

“BE IT RESOLVED, as a special resolution, that:

(a)

the number of common shares authorized to be issued be increased to an unlimited number of common shares without par value and the Company’s Notice of Articles be altered accordingly;

(b)

any one director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions as may be necessary to effect the amendment;

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders;

(d)

the alterations made to the Company’s Articles shall not take effect until the Notice of Articles contained in the Transition Application has been filed;

(e)

subject to deposit at the Company’s records office of this resolution and the directors’ resolution authorizing the transition, the solicitors for the Company are authorized and directed to electronically file the Transition Application and the Notice of Alteration with the Registrar of Companies.

(c)

Replacement of Articles

The directors are seeking shareholder approval to replace the existing Articles (the “Existing Articles”) of the Company with a new form of Articles (the “New Articles”) that take advantage of the greater flexibility provided under the BCBCA.

The directors are recommending that the Company adopt the New Articles which in form and substance will be consistent with the terms and provisions of the BCBCA. The proposed New Articles will be presented to the shareholders at the Meeting and are available for inspection by the shareholders during normal business hours at the Company’s registered and records office located at Suite 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Existing Articles;

•

Shareholder Resolutions at Meetings: The requisite majority to pass a special resolution at a meeting of shareholders is decreased from a three-quarters majority to a two-thirds majority;

•

Location of Shareholder Meetings: General meetings of shareholders may now, if the location is approved by directors’ resolution, be held outside British Columbia.

•

Time of Shareholder Meeting: General Meetings of shareholders of the  Company are required to be held each calendar year and not more than 15 months (rather than 13 months as was previously the case) after the holding of the last preceding annual general meeting.

•

Redemption and Repurchase: Any offer by the Company to purchase or redeem its own shares, need not be made pro-rata to all the shareholders.

•

Resolutions Required to Effect Capital Alterations: Changes to the Company’s capital structure may be effected by ordinary resolution, including the following changes:

•

creation or cancellation of one or more classes or series of shares;

•

creation or removal of special rights and restrictions attaching to any class or series of shares;

•

changing the authorized capital

•

consolidating or subdividing all or any of the Company’s issued or unissued shares and

•

other alterations to the share capital and authorized capital, where permitted under the BCBCA.

•

Change of Name: The Company’s name may be changed by ordinary resolution or resolution of the directors.

•

Director Indemnification: The New Articles reflect the provisions of the BCBCA with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

•

Auditor’s Remuneration: The remuneration of the auditor of the Company may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

•

Removal of Director: A director of the Company may be removed as a director of the Company before the expiration of the director’s term of office pursuant to an ordinary resolution of the shareholders whereas under the Existing Articles and the Old Act, such removal of a director required a special resolution of the shareholders.

In addition, the BCBCA contemplates that companies may now adopt a provision in its Articles requiring an exceptional majority (in excess of that required to pass a special resolution) in respect of certain matters to be voted upon by shareholders. Management does not intend to include in the New Articles any requirement for an exceptional majority.

The Board of Directors of the Company proposes to adopt the New Articles. The adoption of the New Articles requires the affirmative vote of not less than 75% of the votes cast at the Meeting by the Company’s shareholders, in person or by proxy.

Accordingly, at the Meeting, the shareholders will be asked to consider, and the directors recommend the shareholders approve, a special resolution which provides for the cancellation of the existing Articles of the Company and the adoption of a new form of Articles as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company.

The text of the special resolution, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

"BE IT RESOLVED, as a special resolution, that:

(a)

the existing Articles of the Company, as filed with the British Columbia Registrar of Companies, be cancelled and that a new form of Articles be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

(b)

any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions, or as may be required to carry out the full intent and meaning thereof; and

(c)

the new form of Articles shall take effect upon deposit of this resolution at the Company’s records office."

The foregoing amendments to the Notice of Articles and Articles, if approved by the shareholders, shall each take effect immediately on the date and time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies and, in the case of the Articles, upon their execution and delivery to the records office of the Company. Note that the Articles are no longer required to be filed with the Registrar of Companies.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.   The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)

a director or executive officer of a reporting issuer;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the  reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

However, reference is made to the heading "Incentive Stock Options ".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint KPMG LLP Chartered Accountants, of 777 Dunsmuir Street, Vancouver, B.C. V7Y 1K3, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

KPMG LLP was first appointed auditor of the Company on October 25, 1995.

MANAGEMENT CONTRACTS

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Toronto Stock Exchange (the “TSE”) requires listed companies to report annually to their shareholders on their corporate governance practices and policies with reference to the guidelines (the “Guidelines”) set forth by the TSE in its "Report of the Toronto Stock Exchange Committee on Corporate Governance" (the “TSE Report”).  These Guidelines deal with the composition of the Board and its committees, the mandate and responsibility of the Board, and the processes followed by the Board in carrying out its mandate.  Compliance with these Guidelines is not mandated by law and the TSE Report acknowledges that the unique characteristics of individual corporations will result in varying degrees of compliance with such Guidelines.  Accordingly, where the Company’s system differs from the Guidelines, or to the extent that the Guidelines do not apply to the Company’s system, the following statements explain any difference or inapplicability.

-

The Company's Board of Directors and management have established certain corporate governance practices, which in the opinion of the Board, are consistent with the overall business of the Company and its stage of development.  The Company’s response to each of the TSE guidelines is as follows:

1. Stewardship of the Company -The Board of Directors of the Company explicitly assumes responsibility for stewardship of the Company, including the ultimate responsibility for the following areas:

(a)

strategic planning;

(b)

risk assessment and risk management;

(c)

communications policies and practices; and

(d)

the integrity of internal financial control and management information systems.

Strategic planning is at the forefront of deliberations at meetings of the Board of Directors.  Special meetings, in addition to regular meetings of directors, are also held on a periodic basis.

Management reports regularly to the Board of Directors in relation to the principal risks which potentially affect the Company’s business activities. Management also responds to specific risk-related issues identified by Directors or by management, with the assistance of expert outside advisors where required.

Management is required by the Board to comply with all statutory and regulatory obligations relating to communications with shareholders and the general public. The Company distributes written reports to shareholders each quarter, and maintains a program of regular communications with analysts and other members of the financial community. Inquiries from shareholders and others are welcomed, and receive a timely response from the appropriate Officer or employee of the Company.

2. Composition of the Board of Directors and Relationship to Significant Shareholder -The Company has five Directors.  All of these individuals qualify as unrelated directors, and unrelated Directors thereby constitute a majority of the Board.  In the Board’s view, the ratio of unrelated to related Directors, as outlined above, fairly reflects the investment in the Company by shareholders.

3. Analysis of Status of Directors as “Unrelated” – According to the Guidelines, an “unrelated director” is one who is independent of management and is free from any interest, business relationship or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act or exercise judgment in the best interests of the Company, other than those arising from shareholdings.

Other than interests and relationships arising from shareholdings, if any, of Directors, Messrs. Chris Theodoropoulos, Derek Bullock, Leonard Harris and Stephen Macklem, are independent of management of the Company and free of any interest which could, or could reasonably be perceived to, interfere with their respective abilities to act with a view to the best interests of the Company.

4. Committee for Nomination and Assessment of Directors –The Board does not, at present, have a Nominating Committee composed exclusively of non-management directors, a majority of whom are unrelated directors, for the purpose of proposing to the full Board new nominees for election as Directors, and for assessing Directors on an on-going basis. Given the Company’s current stage of development and the current size of the Board the Board is presently of the view that it functions effectively as a committee of the whole in this regard. The entire Board will assess potential nominees and take responsibility for selecting new directors, thereby fulfilling the intent of the TSE Guidelines.

5. Assessment of Effectiveness and Contribution -For the reasons outlined under Guideline 4 above, the Board has not established a Nominating Committee for assessing, in a separate process, the effectiveness of the Board as a whole, that of committees of the Board, or the contribution of individual Directors.

6. Orientation and Education Program for the Board  -Management will ensure that a new appointee to the Board of Directors receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.

7. Size of the Board of Directors  -The Articles of the Company presently provide that the Board of Directors shall consist of not less than three and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Company (excluding additional directors that may be appointed between annual general meetings).  The Board of Directors is of the view that  five directors is an appropriate number and facilitates effective decision-making.

8. Directors’ Compensation  -Taking into account the Company’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

9. Composition of Board Committees  -At present, the Board has  established an Audit Committee (discussed below).  The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance, or Compensation Committee is appropriate having regard to cost and time issues and the size of the Company.

10. Governance Issues  -The Board of Directors affords a high priority to implementation of proper corporate governance practices, and has elected to address these requirements on an on-going basis as a committee of the whole.

11. Position Descriptions for the Directors and Chief Executive Officer  -Having regard to the current stage of development of the Company, the Board is of the view that the well-recognized duties and responsibilities of directors of Canadian public companies provide adequate guidance to the Directors at this time.  As a result, specific position descriptions for Directors have been deferred until the Company’s development reaches a more advanced stage.  A position description for the President and CEO is included in an employment contract.  Objectives for the President and for other members of senior management are identified on an annual basis.

12. Independence of the Board of Directors  - The Chairman of the Board is a member of management, as is the norm with corporations of the Company’s size.  However, the Directors feel that this is not an impediment to the proper discharge of the directors’ responsibilities.  Furthermore, the interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors experience is brought to bear when needed by management.  The unrelated Directors believe that their majority on the Board, their knowledge of the Company’s business and their independence are sufficient to facilitate the functioning of the Board independently of management.  The unrelated Directors have the discretion to meet in private in the absence of the other Directors whenever they believe it is appropriate to do so.

13. Audit Committee  -The Company’s Audit Committee is made up of Mssrs. Cooke, Harris and Theodoropoulos.  A majority of the members of the Audit Committee are not members of management, as required by the British Columbia Business Corporations Act SBC 2002, c. 57. The Board is of the view that the present composition of the Audit Committee is appropriate having regard to the size and current stage of development of the Company.  The Audit Committee meets at least once each quarter and is responsible for, but not limited to,  reviewing the quarterly and annual financial statements, assessing the effectiveness of internal control procedures, ensuring that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits, and evaluating the performance of the Company’s auditors. Meeting procedures provide for direct communication between the Committee and members of management, and between the Committee and the external auditor. Management provides confirmation to the Committee on a periodic basis that the appropriate financial control procedures are in place  At the first Board meeting following this Meeting a new audit committee will be appointed and will be entirely comprised of independent directors.

The Board has adopted, effective as of May 31, 2005, a charter with respect to its Audit Committee, which is attached as Schedule “B” hereto.

14. Engagement of Outside Advisers  - The Audit Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and to set and pay their compensation.  For all other committees, if any, no formal procedure has been established to allow committees or individual directors to engage outside advisors, independent of management, at the expense of the company.  A request of this kind could be brought before the entire board for assessment and approval, and the appropriate arrangements would be implemented at that time.

BOARD APPROVAL

CERTIFICATE

BY ORDER OF THE BOARD

CANARC RESOURCE CORP.

“Bradford J. Cooke”

Bradford J. Cooke, President

Schedule "A" to the Information Circular of

CANARC RESOURCE CORP. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)

"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)

"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the company’s most recently completed financial year.  If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)

"Named Executive Officers" or “NEOs” means the following individuals:

(i)

each CEO;

(ii)

each CFO;

(iii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)

“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office.  An extension of an option or replacement grant is a grant of a new option.  Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased.  It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)

“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR.  Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended December 31, 2004, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely Bradford J. Cooke, the President and Chief Executive Officer, and Philip Yee, Chief Financial Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs granted (#)(a)(2)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)	All Other Compen- sation ($)(3)
Bradford J. Cooke, President and CEO	2004 2003 2002	180,000 60,000 120,000	0 30,000(5) 0	8,000 60,000(6) 0	200,000 500,000 500,000	Nil Nil Nil	Nil Nil Nil	0 0 0
Philip Yee, CFO (4)	2004 2003 2002	37,721 39,000 n/a	0 0 n/a	0 9,750(6) n/a	50,000 150,000 n/a	Nil Nil n/a	Nil Nil Nil	0 0 0

Notes:

(1)

January 1 to December 31.

(2)

An Incentive Stock Option Plan was created by the Company in June 1993 and revised in October 1994, May 1996 and May 1998, and June 2000.  Employees of the Company are eligible for stock options and share appreciation rights (SAR’s) at the sole discretion of the Board of Directors.  The Company does not currently have a pension plan.

(3)

Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

(4)

Did not perform CFO duties prior to 2003.

(5)

Accrued for 2003

(6)

Consulting fees paid.

Option and Share Appreciation Rights (SAR’s)

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (January 1, 2004 to December 31, 2004) (the "Financial Period"):

NEO Name	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period(1)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Bradford J. Cooke	100,000	6.7%	$1.00	$1.00	February 17, 2009
Philip Yee	50,000	3.3%	$1.00	$1.00	February 17, 2009
Bradford J. Cooke	100,000	6.7%	$0.70	$0.70	October 25, 2009

(1)

Reflected as a percentage of the total number of options granted to purchase common shares (1,500,000) during the Financial Period.

No incentive stock options were exercised by the Named Executive Officers during the Financial Period.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal period ending December 31, 2001, the Board entered into an employment agreement with the Company’s Chief Executive Officer. The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Company.  The Chief Executive Officer is entitled to receive, as severance compensation, the equivalent of three years’ salary.

Composition of Compensation Committee

The Company’s executive compensation program is administered by the board of directors (the “Board”).

Report on Executive Compensation

Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly.  The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources.  In addition, the Committee has the specific mandate to review and approve executive compensation.  In carrying out this mandate, the Committee assesses on an annual basis the performance of the Chief Executive Officer against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company’s Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the CEO and the Chief Financial Officer, are then submitted for approval by the Board.

Bonus

The Board annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management.  The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year.  The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to the bonuses to be paid to the executive officers and to senior management.

Stock Options

Directors’ and Officers’ Liability Insurance

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 1999 and ending December 31, 2004.

Chart 1 Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

 (based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 on the initial date.

Compensation of Directors

During the Financial Period, compensation was paid by the Company to the directors of the  for Board participation. A Directors’ Compensation Plan was put into place August 14, 2004 and includes paying the Directors $1,000 per financial quarter.  As well, a yearly salary and a bonus was paid by the Company to the Chief Executive Officer and the Chief Financial Officer.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.  During the Financial Period:

1.

the Directors were granted incentive stock options to purchase common shares of the Company exercisable for a term of five years from the date of grant as follows:

(a)

on February 17, 2004, an aggregate of 300,000 common shares at $1.00 per share were granted to directors.

(b)

On September 7, 2004, an aggregate of 800,000 common shares at $0.70 per share were granted to directors.

(c)

On October 25, 2004, an aggregate of 100,000 common shares at $0.70 per share were granted to a director.

2.

the Other Directors, as a group, exercised incentive stock options to purchase common shares of the Company as follows:

Securities Acquired on Exercise (1)	Aggregate Net Value Realized(2)
300,000 Common Shares	$138,750

(1)

This figure includes all options exercised for shares and all options cancelled in exchange for SAR shares.

(2)

"Aggregate Value Realized" means the excess of the market value (as determined under the Plan) at exercise over the exercise price at the date of exercise.

The exercise price of the foregoing options was not lower than the market price of the Company’s shares on the Exchange at the time of grant, in accordance with the policies of the TSX Toronto Stock Exchange and the Plan.  The terms of the option agreements provide that the options will terminate on the day after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

Schedule “B” to the Information Circular of

CANARC RESOURCE CORP. (the "Company")

AUDIT COMMITTEE CHARTER

Effective as of May 31, 2005

1.

Audit Committee Mandate

1

2.

Committee Organization

2

2.1

Composition & Independence

2

2.2

Financial Training & Financial Expert

2

2.3

Financial Expert Duties

2

2.4

Annual Appointment and Chairman Appointment

2

2.5

Removal & Compensation

2

3.

Meetings

3

3.1

Quarterly Meetings

3

3.2

Chairman Duties

3

3.3

Third Party Attendees at Meetings

3

3.4

Quorum & Majority Voting

3

4.

Authority

3

4.1

Authority to Investigate & Require Disclosure

3

4.2

Authority to Engage Outside Advisers

3

4.3

Authority Over Company Auditors

3

5.

Annual Performance Evaluation

3

6.

Specific Duties

3

7.

Complaint Procedures

5

8.

Limitations on Committee’s Duties

6

1.

Audit Committee Mandate

The Audit Committee (the “Committee”) will assist the Board of Directors (the “Board”) of Canarc Resource Corp. (the “Company”) in fulfilling its oversight responsibilities.  The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct as more fully described below.  In performing its duties, the Committee will maintain effective working relationships with the Board of directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

2.

Committee Organization

2.1

Composition & Independence

The Committee will be comprised of three (3) or more directors as determined by the Board ALL of whom shall satisfy the “independence” requirement of the applicable securities regulatory requirements.

2.2

Financial Training & Financial Expert

2.3

Financial Expert Duties

2.4

Annual Appointment and Chairman Appointment

2.5

Removal & Compensation

A Committee member shall be automatically removed without further action of the Board if the member ceases to be a director of the Company or is found by the Board to no longer be an independent director as required by this Charter.  Committee members may be otherwise removed or replaced by a vote of the Board upon recommendation of the Nominating / Corporate Governance Committee.  No member serving on the Committee shall receive directly or indirectly, any compensation, advisory or other compensation fee from the Company or an affiliate of the Company other than director fees for service as a director.

3.

Meetings

3.1

Quarterly Meetings

3.2

Chairman Duties

3.3

Third Party Attendees at Meetings

The Committee may request any officer or employee of the Company or the Company’s outside legal counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consult to, the Committee.

3.4

Quorum & Majority Voting

Except as otherwise provided by this Charter or applicable laws or regulations, as amended from time to time:

(a)

A majority of the members of the Committee meeting, either present in person or by means of remote communication, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the Committee, and

(b)

All actions of the Committee shall be by affirmative vote of a majority of those members so determined to be present or represented by proxy.

4.

Authority

4.1

Authority to Investigate & Require Disclosure

4.2

Authority to Engage Outside Advisers

The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Committee.

4.3

Authority Over Company Auditors

5.

Annual Performance Evaluation

6.

Specific Duties

In carrying out its oversight responsibilities, the Committee will:

(a)

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

(b)

Review with the Company’s management and, as necessary, its external auditors and recommend to the Board the Company’s quarterly and annual financial statements and management discussion and analysis that is to be provided to shareholders, stakeholders and the appropriate regulatory authorities, including any financial statement contained in a prospectus, information circular, registration statement or other similar document.

(c)

Review the Company’s management annual and interim earnings press release before any public disclosure.

(d)

Recommend to the Board the external auditors to be nominated for the purposes of preparing or issuing an audit report or performing other audit’s review or attest services and the compensation to be paid to the external auditors.  The external auditors shall report directly to the Committee.

(e)

The Committee will annually review the qualifications, expertise and resources and the overall performance of external auditor and, if necessary, recommend to the Board the termination of the external auditor (and its affiliates), in accordance with the applicable securities laws.

(f)

Review with management the scope and general extent of the external auditors’ annual audit.  The Committee’s review should include an explanation from the external auditors of the factors considered in determining the audit scope, including major risk factors.  The external auditors should confirm to the Committee whether or not any limitations have been placed upon the scope or nature of their audit procedures.

(g)

Be directly responsible for the oversight of the work of the external auditors, including the resolution of disagreements between management of the Company and the external auditors.

(h)

Review with the Company’s management and external auditors the Company’s accounting and financial reporting controls.  Obtain annually in writing from the external auditors their observations, if any, on significant weaknesses in internal controls as noted in the course of the auditor’s work.

(i)

Evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company and ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

(j)

The Committee is to meet at least once annually, with the independent auditors, separately, without any management representatives present for the purpose of oversight of accounting and financial practices and procedures.

(k)

Review with the Company’s management and external auditors significant accounting and reporting principles, practices and procedures applied by the Company in preparing its financial statements.  Discuss with the external auditors their judgment about the quality of the accounting principles used in financial reporting.

(l)

Inquire as to the independence of the external auditors and obtain from the external auditors, at least annually, a formal written statement delineating all relationships between the Company and the external auditors and the compensation paid to the external auditors.

(m)

At the completion of the annual audit, review with management and the external auditors the following:

i.

The annual financial statements and related notes and financial information to be included in the Company’s annual report to shareholders.

ii.

Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

iii.

Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit.  Inquire about the cooperation received by the external auditors during the audit, including all requested records, data and information.

iv.

Inquire of the external auditors whether there have been any material disagreements with management, which, if not satisfactorily resolved, would cause them to issue a not standard report on the Company’s financial statements.

(n)

Meet with management, to discuss any relevant significant recommendations that the external auditors may have, particularly those characterized as “material” or “serious”.  Typically, such recommendations will be presented by the external auditors in the form of a Letter of Comments and Recommendations to the Committee.  The Committee should review responses of management to the Letter of Comments and Recommendations from external auditors and receive follow-up reports on action taken concerning the aforementioned recommendations.

(o)

Have the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and, in connection therewith, to approve all fees and other terms of engagement.  The Committee shall also review and approve disclosures required to be included in periodic reports filed with securities regulators with respect to non-audit services performed by external auditors.

(p)

Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures.

(q)

Review and approve the Company’s hiring of partners, employees and former partners and employees of the present and past auditors.

(r)

Review with management and the external auditors the methods used to establish and monitor the Company’s policies with respect to unethical or illegal activities by the Company employees that may have a material impact in the financial statements.

(s)

The Committee will conduct an appropriate review of all proposed related party transactions to identify potential conflict of interest and disclosure situations.  The Committee shall submit the related party transaction to the Board of Directors for approval by a majority of independent directors, excluding any director who is the subject of a related transaction, and implementation of appropriate action to protect the Company from potential conflicts of interest.

(t)

The Committee will, if required, prepare a report for the inclusion on the Company’s proxy statement for its annual meeting of stockholders describing the Committee’s structure, its members and their experience and education.  The report will address all issues then required by the rules of the regulatory authorities.

7.

Complaint Procedures

The Committee shall establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(b)

the confidentiality, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c)

ensuring that significant findings and recommendations made by management and the external auditor are received and discussed on a timely basis;

(d)

the review of policies and procedures in effect for considering officers’ expenses and perquisites; and

(e)

the performance of other oversight functions as requested by the Board.  The Committee must periodically review such procedures to ensure they are effective and ensure compliance by the Company with such procedures.

8.

Limitations on Committee’s Duties

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.  These are the responsibility of management and the independent auditor.  Nor is it the duty of the Committee to assure compliance with the laws and regulations.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 Continuous Disclosure Obligations, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD & A”), the interim financial statements and MD & A, or both.  Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statements unless this card is completed and returned.  Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the ensuing financial year.

CANARC RESOURCE CORP.

Please select one or both of the following options:

Annual Financial Statements & MD&A	Yes	No
Quarterly Financial Statements & MD&A	Yes	No

Name:

Address:

City/Prov/State/ Postal Code:

Preferred Method of Communication:	Email:	or Mail:

Signature:

Date:

Email Address: